ATS-N/UA: Part I: Identifying Information

Identifying Information

3. Full name(s) of NMS Stock ATS under which business is conducted, if different: Luminex ATS

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

◉ Yes ○ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The only such product or service that Kezar Trading offers System Buyside Subscribers is a user interface (the "Luminex UI"). Kezar Trading also offers the Luminex UI to Transition Management and Outsourced Trading brokers. While virtually all System Subscribers and other Participants use an external OMS, EMS, or order router to send orders and trading interest to the Luminex ATS, the Luminex UI is offered to all Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers. (The Luminex UI is not offered to Sponsored Buyside Entities.). Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers can manage orders and trading interest via the Luminex UI and can also monitor executions in the Luminex ATS via the Luminex UI, even if those orders or trading interest were submitted to the Luminex ATS via an OMS, EMS, or router. While the Luminex UI is made available to all Luminex Buyside Subscribers and admitted Transition Management and Outsourced Trading brokers, not all of them use the Luminex UI. Orders and trading interest for the Luminex ATS cannot be entered via the Luminex UI; however, Luminex UI users who utilize the Firm's LeveLUp service can route orders previously entered by the UI user into the Luminex ATS to the LeveL ATS via the Luminex UI. Please see Part III Item 7(a). The use of the Luminex UI provides no speed advantage versus other means of order or trading interest management. Trade advertising (symbol only) from the previous trade date ("T-1") is made available to "opt-in" UI users via the Luminex UI on each trade date ("T"). Please see also Part II Item 7(b). In addition, trade advertising (symbol only) from the current trade date (T) is made available via the Luminex UI unless a Buyside Subscriber, Transition Management or Outsourced Trading broker opts out of receiving such advertising. Such users may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising. Sponsored Buyside Entities cannot view this advertising because the Luminex UI is not offered to them, but they may opt out of having their executed trades included in the Luminex trade advertising upon a request to Luminex ATS Sales via the Admitted Broker-Dealer through whom they direct orders or trading interest to the System.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	◉ Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. Certain System Buyside Subscribers' traders, including but not limited to those of FMR Co., use FSB to route orders and trading interest to the System for handling and execution. As it does with other order entry systems, Kezar Trading pays ~~FSB~~ Fidelity Prime Financing, LLC a monthly fee for connectivity of the Buyside Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the System and can be used to reach other venues or trading destinations in addition to the System. Kezar Trading is not a party to any agreements between Buyside Subscribers and FSB, and users of FSB are not treated any differently in the Luminex ATS than non-users of FSB. Please see Part III Item 5(c).
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ◉ No
If no, identify and explain any differences.	Kezar Trading is unaware of the terms and conditions of the use of FSB for any particular Buyside Subscriber. Kezar Trading pays ~~the Fidelity unit that provides the FSB service~~Fidelity Prime Financing LLC several types of fees relating to the FSB service on a monthly basis. One monthly fee is based on the rate the Luminex Buyside Subscriber pays to Kezar Trading per executed share. These types of fees can vary by Buyside Subscriber and are not capped. Another monthly fee is a flat rate per Buyside Subscriber FSB connection to the System. For this fee, after the number of Buyside Subscribers reaches a certain threshold, Fidelity caps the total fee paid by Kezar Trading at a maximum amount per month, regardless of how many additional traders use FSB. Some Buyside Subscribers add FSB costs to the commissions paid to Kezar Trading at their discretion. Kezar Trading does not enter orders or trading interest into the Luminex ATS, via FSB or otherwise.